UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

InSite Vision Incorporated

(Name of issuer)

Common Stock, $0.01 par value per share

(Title of class of securities)

457660108

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 457660108	Page 2 of 11 Pages

(1)	Names of reporting persons Coliseum Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 14,403,338
(7) Sole dispositive power 0
(8) Shared dispositive power 14,403,338
(9)	Aggregate amount beneficially owned by each reporting person 14,403,338
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.9%
(12)	Type of reporting person (see instructions) OO, IA

SCHEDULE 13G

CUSIP No. 457660108	Page 3 of 11 Pages

(1)	Names of reporting persons Coliseum Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 8,972,456
(7) Sole dispositive power 0
(8) Shared dispositive power 8,972,456
(9)	Aggregate amount beneficially owned by each reporting person 8,972,456
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.8%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 457660108	Page 4 of 11 Pages

(1)	Names of reporting persons Coliseum Capital Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 8,972,456
(7) Sole dispositive power 0
(8) Shared dispositive power 8,972,456
(9)	Aggregate amount beneficially owned by each reporting person 8,972,456
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.8%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 457660108	Page 5 of 11 Pages

(1)	Names of reporting persons Blackwell Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Georgia
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,430,882
(7) Sole dispositive power 0
(8) Shared dispositive power 5,430,882
(9)	Aggregate amount beneficially owned by each reporting person 5,430,882
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.1%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 457660108	Page 6 of 11 Pages

(1)	Names of reporting persons Adam Gray
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 14,403,338
(7) Sole dispositive power 0
(8) Shared dispositive power 14,403,338
(9)	Aggregate amount beneficially owned by each reporting person 14,403,338
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.9%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 457660108	Page 7 of 11 Pages

(1)	Names of reporting persons Christopher Shackelton
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 14,403,338
(7) Sole dispositive power 0
(8) Shared dispositive power 14,403,338
(9)	Aggregate amount beneficially owned by each reporting person 14,403,338
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.9%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 457660108	Page 8 of 11 Pages

Item 1.

(a)	Name of Issuer

InSite Vision Incorporated

(b)	Address of Issuer’s Principal Executive Offices

965 Atlantic Avenue, Alameda, CA 94501

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Coliseum Capital Management, LLC (“CCM”), Coliseum Capital, LLC (“CC”), Coliseum Capital Partners, L.P. (“CCP”), Blackwell Partners, LLC (“Blackwell”), Adam Gray (“Gray”) and Christopher Shackelton (“Shackelton” and collectively, the “Reporting Persons”).

(b)	Address of Principal Business office or, if None, Residence

The address of the principal business and office of the Reporting Persons (other than Blackwell) is Metro Center, 1 Station Place, 7th Floor South, Stamford, CT 06902. The address of the principal business and office of Blackwell is c/o DUMAC, LLC, 406 Blackwell Street, Suite 300, Durham, NC 27701.

(c)	Citizenship

(i)	CCM is a Delaware limited liability company

(ii)	CC is a Delaware limited liability company

(iii)	CCP is a Delaware limited partnership

(iv)	Blackwell is a Georgia limited liability company

(v)	Gray is a United States citizen

(vi)	Shackelton is a United States citizen

(d)	Title of Class Securities

Common Stock, $0.01 par value per share (“Common Shares”)

(e)	CUSIP Number

457660108

SCHEDULE 13G

CUSIP No. 457660108	Page 9 of 11 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information relating to the beneficial ownership of Common Shares by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 131,801,033 Common Shares outstanding as of October 26, 2011, as reported in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on November 2, 2011.

SCHEDULE 13G

CUSIP No. 457660108	Page10 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be members of a group with respect to the Common Shares owned of record by CCP and Blackwell. CCP is the record owner of 8,972,456 Common Shares and Blackwell is the record owner of 5,403,882 Common Shares.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SCHEDULE 13G

CUSIP No. 457660108	Page11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012

COLISEUM CAPITAL MANAGEMENT, LLC		BLACKWELL PARTNERS, LLC

		By:	Coliseum Capital Management, LLC, Attorney-in-fact

By:	/s/ Christopher Shackelton	By:	/s/ Adam Gray
	Christopher Shackelton, Manager		Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	/s/ Christopher Shackelton
	Adam Gray, Manager	Christopher Shackelton

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Adam Gray	/s/ Adam Gray
	Adam Gray, Manager	Adam Gray